07025466

PRICER

PRESS RELEASE

RECEIVED
2007 JUL 25 A 6:25

from Pricer AB (publ) July 2, 2007

SUPPL

Pricer appoints Charles Jackson as new CEO

The Board of Directors has appointed Charles Jackson, Vice President of Sales & Marketing since 2002, to become new CEO of Pricer. He will succeed Jan Forssjö, CEO since 2001, who will remain on the Board as a working member with focus on special projects.

The appointment is effective as of September 1, 2007.

"First I would like to give credit to what Jan Forssjö has achieved during his more than six years as CEO. He has transformed Pricer and made it the world leader in the Electronic Shelf Label market. I am happy that he will continue to serve on the Board in order to support certain projects and ensure continuity", says Akbar Seddigh, Chairman of the Board.

The stage is now set for further growth and improved margins to make Pricer a profitable company. Consolidation synergies after the acquisition of Eldat have been realised and Pricer is in a good position to benefit from the continued development of the ESL market. Additional synergies deriving from the acquisition is expected as the next steps are planned. Furthermore, Pricer will continue to focus on customer benefit through innovations and new technologies.

"By appointing Charles Jackson, who has a proven track record of success in developing the European ESL market, Pricer will obtain a CEO with a deep knowledge of the company and first-hand experience of the needs of its customers. His international experience combined with presence close to main markets and customers will be of great importance in the truly international ESL market", adds Akbar Seddigh.

Charles Jackson, 43, and of Canadian and French nationality, with a degree in Business Administration, has before joining Pricer worked in several international growth industries in retailing as well as the telecom industry.

For further information, please contact:

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

Akbar Seddigh, Chairman of Pricer, telephone Ortivus AB, +46 8 446 45 00

Jan Forssjö, President and CEO Pricer AB: +46 8 505 582 00

__Pricer__ provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 3,100 installations across three continents with approximately 60 % market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

dlb 7/25

PRICER

PRESS RELEASE

from Pricer AB (publ) June 29, 2007

Pricer wins new roll-out in Japan

Pricer Electronic Shelf Label system has been chosen for roll-out deployment by York Benimaru for its supermarket chain, including in its supermarket format Kadoya, starting July 2007 through February 2008. Planned deliveries from Pricer for this roll-out are valued at minimum of 50 MSEK and include over 1.5 million Continuum labels. The majority of the products for this deployment are expected to be ordered by Pricer's partner Ishida Co. Ltd. and delivered by the end of 2007.

"Following our Ito-Yokado roll-out that was completed in 2005, along with extensive piloting with York Benimaru during 2005 and 2006, this additional roll-out within Seven & I group is a clear recognition of the significance of our system as an operations tool", says Jan Forssjö, President and CEO of Pricer. "It adds to the positive development in the Japanese market with firm rate of installation and marks the continued success of our long term and solid partnership with Ishida Co. Ltd".

About York Benimaru:
York Benimaru Co. Ltd. is one of the leading chains in Japan (in the Tohoku region). York Benimaru is part of Seven & I Holdings which comprises of Ito-Yokado and 7-eleven Japan (parent of 7-11 US) among others.

For further information, please contact:
Jan Forssjö, President and CEO Pricer AB: +46 8 505 582 00

__Pricer__ provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 3,100 installations across three continents with approximately 60 % market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRESS RELEASE

from Pricer AB (publ) May 10, 2007

Annual General Meeting held on May 9, 2007

The Annual General Meeting of Pricer AB (publ) was held on May 9th, 2007. The following major decisions were made:

Voting list
The voting list was approved and 40 percent of total number of votes were present through 43 shareholders.

Election of Board of Directors
The meeting decided to re-elect Elie Barr, Jan Forssjö, Daniel Furman and Akbar Seddigh. Magnus Schmidt was elected new member of the Board. Salvatore Grimaldi, Göran Lindén and Michael S. Juuhl had after nine and three years respectively on the Board declined re-election. Akbar Seddigh was appointed Chairman and Magnus Schmidt as vice Chairman of the Board.

Magnus Schmidt, born 1940, holds a BA-degree and works since many years as an international consultant. Magnus is currently member of the Board of among others, Einar Matsson AB, Elekta AB, E.ON Trading Nordic AB, and Upplands Motor Holding AB and Chairman of the Board in Einar Matsson AB and Upplands Motor Holding AB.

Formation and duties of the Nomination Committee
The meeting decided to adopt the proposal regarding the Nomination Committee's composition and duties. It was, however, decided to add one more member to the Committee to be independent and represent the small shareholders of Pricer. The Committee then consists of the chairman of the Board, one representative each of the three largest shareholders and the member mentioned above.

Decision on principles for remuneration to senior executives
The Shareholders decided to adopt the recommendation of the Board regarding principles for remuneration to senior executives with minor changes.

Authorisation to the Board to issue shares
The meeting decided to authorise the Board of Directors, on one of more occasions during the period before the next AGM, to decide on the issuance of no more than 50,000,000 new shares of class B. The Board shall have the right to decide on the issuance of shares in exclusion of the shareholders' pre-emptive rights, with or without non-cash consideration.

For further information, please contact:
Jan Forssjö, President and CEO Pricer AB: +46 8 505 582 00

__Pricer__ provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 3,100 installations across three continents with approximately 60 % market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) May 4, 2007

Proposal of the Nomination Committee

The Nomination Committee has the following proposal to pass to the Annual General Meeting:

Item 10: Determination of fees to be paid to the Board of Directors and Auditors

Fees to the Board are proposed, until after the next Annual General Meeting, to amount to the following:
The Chairman obtains a fee of SEK 400,000, vice Chairman SEK 200,000 and other Board members elected by the shareholders meeting SEK 100,000 each. Fees or remuneration for committee work or work on the nomination committee is not envisaged. Expenses for the work on the nomination committee, however, are paid for by the company. Fees to the company Auditors are proposed to amount to approved invoices.

Item 11: Election of the Board of Directors

Reelection is proposed for Elie Barr, Jan Forssjö, Daniel Furman and Akbar Seddigh. As new Board members Sverker Caremark and Magnus Schmidt are proposed. Salvatore Grimaldi, Göran Lindén and Michael S. Juuhl have after nine and three years respectively on the Board declined reelection. Akbar Seddigh is proposed as Chairman and Magnus Schmidt as vice Chairman of the Board.

Mr Akbar Seddigh was elected as a new member of the Board of Pricer at the extraordinary shareholders meeting on March 14th, 2007. Akbar Seddigh is Chairman of the Board of Elekta AB, Hedson Technologies AB, Mentice AB and Ortivus AB, and member of the Boards of, among others, Affärsstrategerna AB, Biolight International AB and Tobii Technology AB.

Sverker Carnemark, born 1967, holds a BSBA-degree and is since 2005 CFO of Reitanservicehandel AB, a franchisor in Sweden for store concepts under the brand of 7-Eleven and Pressbyrån.

Magnus Schmidt, born 1940, holds a BA-degree and works since many years as an international consultant. Magnus is currently member of the Board of among others, Einar Matsson AB, Elekta AB, E.ON Trading Nordic AB, and Upplands Motor Holding AB.

For further information, please contact:
Jan Forssjö, President and CEO Pricer AB: +46 8 505 582 00

***Pricer** provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.*

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 3,000 installations across three continents with approximately 60 % market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRESS RELEASE

from Pricer AB (publ) March 23rd, 2007

Pricer and Ishida sign license agreement for wireless graphic displays

Pricer AB (publ) and Ishida Co Ltd have signed a key strategic 7 year license agreement giving Ishida the right to develop new wireless display devices based on Pricer´s intellectual property and communication platform for the Japanese and Korean market. Pricer will receive an upfront payment for this right of about SEK 14M followed by an additional SEK 21M based on certain milestones. Pricer will also receive a volume related royalty. It is expected that these new devices will be launched within the next two years.

We are pleased that our longstanding relationship with Ishida has led to this license agreement", says Jan Forssjö, CEO of Pricer AB. "It will further strengthen the tie between our two companies as we drive the ESL industry. In addition, this will provide the Pricer Group with access to alternative products as well as adding a source of income."

In 2005, Pricer was the first to launch bi-stable graphic displays supported by the IR platform technology. Today, Pricer delivers bi-stable graphic display devices to grocery retailers as part of their standard ESL offering in over 20 countries. Jan Forssjö said "This deal represents a step to fully exploit our IP even further, and it gives Pricer the right to market and sell the developed products in markets outside of Japan."

Bi-stable pixel based graphic displays are gaining retail attention as the technology enables full product and price information including graphics and bar codes at the point of decision. As the displays are pixel based versus existing segment based displays, the new technologies require a very fast and scalable wireless network, supporting over fifty thousand devices in one environment with thousands of information updates daily. A challenge that Pricer bi-stable platform has proven to support. Pricer's bi-stable technology is perfectly suitable for wireless shelf edge display given its zero power needs, as energy is only required when the display is updated, and its wide angle view quality.

For the last ten years Ishida has been the Pricer ESL Systems reseller in Japan. Further, in 2003 Pricer and Ishida formed a jointly owned company named Pricer Ishida Explorative Research (PIER) AB. The existing reseller agreement expires in March 2007 and the parties are currently negotiating its renewal.

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

__Pricer__ offers solutions for more efficient and secure price information through electronic information systems to the retail industry. The Pricer system significantly improves consumer benefit and store productivity. Pricer, founded in 1991 in Uppsala, Sweden, is the leading supplier of electronic display and information systems to the retail industry.

Offering the most complete ESL solution Pricer has over 3,000 installations across three continents. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

END